SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the “Company”) as of December 31, 2007, the related non-consolidated statements of income, appropriation of retained earnings, statements of cash flows and changes in shareholders’ equity for the year ended December 31, 2007, all expressed in Korean Won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit. We did not audit the financial statements of Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd., which statements reflect 14.7 percent of the total assets as of December 31, 2007 and 36.2 percent of income before income tax expenses for the year ended December 31, 2007. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included for those companies, is based solely on the reports of the other auditors. The accompanying non-consolidated balance sheet of the company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, which are presented for comparative purposes, were audited by other auditors whose report, dated January 31, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation as of December 31, 2007, and the results of its operations, the changes in its retained earnings and shareholders’ equity, and its cash flows for the year then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise & Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

Our audit also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

February 11, 2008

Notice to Readers

This report is effective as of February 11, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modifications to the auditors’ report.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 5):	(Won)	46,072,258	(Won)	49,295,683	$52,542,829
Less: accumulated depreciation		(12,556,783)		(14,415,883)	(15,365,469)
Less: construction grants		(4,086,751)		(6,126,776)	(6,530,351)

		29,428,725		28,753,024	30,647,009
Construction in-progress		2,122,773		2,265,117	2,414,322

Net property, plant and equipment		31,551,498		31,018,141	33,061,331

Investments and other assets:
Investment securities (Notes 6 and 7)		27,644,238		28,956,430	30,863,814
Long-term other accounts receivable, less allowance for doubtful accounts of nil in 2006 and (Won)13,066 million in 2007 (Notes 3, 21 and 30)		44		1,293,500	1,378,704
Long-term loans (Note 8)		195,413		212,199	226,177
Intangible assets (Note 4)		214,141		208,295	222,016
Other non-current assets (Notes 9 and 21)		262,153		264,373	281,787

Total non-current assets		28,315,989		30,934,797	32,972,498

Current assets:
Cash and cash equivalents (Notes 10 and 21)		129,225		189,346	201,819
Trade receivables, less allowance for doubtful accounts of (Won)48,559 million in 2006 and (Won)52,406 million in 2007 (Notes 21 and 30)		2,249,045		2,469,559	2,632,231
Other accounts receivable, less allowance for doubtful accounts of (Won)5,724 million in 2006 and (Won)7,182 million in 2007 (Notes 21 and 30)		264,305		447,450	476,923
Short-term financial instruments (Note 11)		25,000		—	—
Currency swaps (Note 25)		479,879		—	—
Currency forwards (Note 25)		64		—	—
Inventories (Note 12)		178,099		225,435	240,285
Deferred income tax assets, net (Note 28)		251,413		251,762	268,346
Other current assets (Notes 13)		91,684		106,101	113,089

Total current assets		3,668,714		3,689,653	3,932,693

Total assets	(Won)	63,536,201	(Won)	65,642,591	$69,966,522

(Continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized— 1,200,000,000 shares Issued and outstanding— 641,567,712 shares in 2007 and 2006 (Note 14)	(Won)	3,207,839	(Won)	3,207,839	$3,419,142
Capital surplus (Notes 3 and 14)		14,518,843		14,513,011	15,468,995
Capital adjustments (Note 15)		(796,980)		(741,825)	(790,689)
Accumulated other comprehensive income (Notes 16 and 35)		38,892		122,543	130,615
Retained earnings:
Appropriated (Note 17)		23,922,207		25,372,349	27,043,645
Before appropriations		2,071,223		1,556,815	1,659,364

Total shareholders’ equity		42,962,024		44,030,732	46,931,072

Long-term liabilities:
Long-term debt, net (Notes 20 and 30)		10,230,839		10,648,983	11,350,440
Accrual for retirement and severance benefits, net (Note 22)		557,887		689,800	735,238
Reserve for self insurance (Note 23)		103,942		109,273	116,471
Other provisions (Note 23)		50,641		242,219	258,174
Currency and interest rate swaps (Note 25)		—		—	—
Deferred income tax liabilities, net (Note 28)		2,435,310		2,513,867	2,679,457
Other long-term liabilities (Note 31)		338,421		423,844	451,763

Total long-term liabilities		13,717,040		14,627,986	15,591,543

Current liabilities:
Trade payables (Note 30)		1,776,592		2,098,630	2,236,868
Other accounts payable (Notes 21 and 30)		421,832		309,592	329,986
Short-term borrowings (Note 19)		200,000		489,999	522,276
Current portion of long-term debt, net (Note 20)		3,363,742		3,479,974	3,709,203
Income tax payable		423,120		—	—
Other current liabilities (Note 24)		671,851		605,678	645,574

Total current liabilities		6,857,137		6,983,873	7,443,907

Total liabilities		20,574,177		21,611,859	23,035,450

Commitments and contingencies (Note 31)
Total shareholders’ equity and liabilities	(Won)	63,536,201	(Won)	65,642,591	$69,966,522

See accompanying notes to non-consolidated financial statements

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
OPERATING REVENUES:
Sale of electricity (Note 30)	(Won)	26,900,604	(Won)	28,953,328	$30,860,508
Other operating revenues (Note 30)		78,429		30,557	32,569

		26,979,033		28,983,885	30,893,077

OPERATING EXPENSES (Notes 30):
Power generation, transmission and distribution costs (Note 26)		4,112,928		4,609,631	4,913,271
Purchased power		20,347,128		22,724,191	24,221,052
Other operating costs		85,611		43,657	46,533
Selling and administrative expenses (Note 27)		1,201,775		1,224,706	1,305,378

		25,747,442		28,602,185	30,486,234

OPERATING INCOME		1,231,591		381,700	406,843

OTHER INCOME (EXPENSES):
Interest income		15,702		82,447	87,878
Interest expense (Note 30)		(544,328)		(602,489)	(642,176)
Gain on foreign currency transactions and translation, net		236,336		(76,919)	(81,986)
Donations		(105,687)		(73,997)	(78,871)
Rental income		138,294		154,567	164,748
Equity income of affiliates, net (Note 7)		1,589,394		1,765,939	1,882,263
Gain on disposal of property, plant and equipment, net		6,784		16,117	17,179
Valuation loss on currency and interest rate swaps, net (Note 24)		(26,466)		2,594	2,765
Other, net		82,318		247,780	264,102

		1,392,347		1,516,039	1,615,902

INCOME BEFORE INCOME TAX		2,623,938		1,897,739	2,022,745
INCOME TAX EXPENSE (Note 28)		553,395		340,924	363,381

NET INCOME	(Won)	2,070,543	(Won)	1,556,815	$1,659,364

BASIC EARNINGS PER SHARE (Note 29)	(Won)	3,245	(Won)	2,504	$2.70

DILUTED EARNINGS PER SHARE (Note 29)	(Won)	3,153	(Won)	2,461	$2.66

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,070,543	(Won)	1,556,815	$1,659,364
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,825,733		1,891,759	2,016,370
Property, plant and equipment removal cost		229,417		294,734	314,148
Provision for severance and retirement benefits		128,803		159,266	169,757
Bad debt expense		21,814		18,854	20,096
Interest expense		13,731		32,341	34,471
Gain on foreign currency translation, net		(197,115)		57,783	61,589
Equity income of affiliates, net		(824,255)		(1,017,030)	(1,084,023)
Gain on disposal of property, plant and equipment, net		(6,784)		(16,117)	(17,179)
Gain on disposal of investments		(17)		(13,021)	(13,878)
Contribution to self-insurance		6,906		7,191	7,665
Contribution to other provisions		53,708		33,454	35,657
Valuation loss (gain) on currency and interest rate swaps, net		26,466		(2,594)	(2,765)
Transaction loss (gain) on currency and interest rate swaps, net		8,747		(9,592)	(10,223)
Gain on retirement of bonds		(2,329)		—	—
Others		4,661		(145,211)	(154,775)

		1,289,486		1,291,817	1,376,910

Changes in assets and liabilities:
Increase in trade receivables		(229,496)		(239,386)	(255,155)
Increase in other accounts receivable		(3,037)		(4,060)	(4,327)
Decrease (Increase) in inventories		(17,232)		35,340	37,668
Increase in deferred income tax assets		(43,553)		(348)	(371)
Increase in other current assets		(119,069)		(42,270)	(45,054)
Increase (Decrease) in trade payables		(327,269)		322,037	343,250
Increase (Decrease) in other accounts payable		63,803		(112,240)	(119,633)
Increase (Decrease) in income tax payable		317,024		(437,741)	(466,575)
Increase (Decrease) in other current liabilities		(58,106)		62,923	67,067
Increase in deferred income tax liabilities		136,118		186,430	198,711
Decrease in other long-term liabilities		(12,138)		(8,664)	(9,236)
Payment of severance and retirement benefits, net		(20,862)		(29,768)	(31,729)
Increase in severance insurance deposits		(475)		(850)	(906)
Payment of self-insurance		(1,582)		(1,860)	(1,982)
Provision for other estimated liabilities		(1,337)		(29,248)	(31,175)

		(317,211)		(299,705)	(319,447)

Net cash provided by operating activities		3,042,818		2,548,927	2,716,827

(Continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	25,491	(Won)	24,351	$25,955
Additions to property, plant and equipment		(3,657,394)		(4,030,212)	(4,295,685)
Receipt of construction grants		796,994		1,042,175	1,110,824
Proceeds from disposal of investment securities		33		145,239	154,806
Acquisition of investment securities		(35,664)		(311,776)	(332,313)
Collection of loans		23,474		29,630	31,582
Increase in long-term loans		(40,210)		(46,215)	(49,259)
Acquisition of intangible assets		(33,366)		(33,772)	(35,997)
Proceeds from short-term financial instruments		38,000		25,000	26,647
Additions to short-term financial instruments		(25,000)		—	—
Settlement under currency and interest rate swap contracts		(51,574)		485,429	517,405
Other, net		(16,467)		313	334

Net cash used in investing activities		(2,975,683)		(2,669,838)	(2,845,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		129,000		282,953	301,591
Proceeds from long-term debt		3,725,919		3,829,716	4,081,983
Proceeds from disposal of corporation own stock fund		—		58,988	62,873
Repayment of long-term debt		(2,529,532)		(3,369,407)	(3,591,353)
Acquisition of treasury stock		(740,949)		—	—
Dividends paid		(730,858)		(621,218)	(662,138)
Other, net		(3)		—	—

Net cash provided by (used in) financing activities		(146,423)		181,032	192,956

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (Note 32)		(79,288)		60,121	64,082
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		208,513		129,225	137,737

CASH AND CASH EQUIVALENTS, END OF PERIOD	(Won)	129,225	(Won)	189,346	$201,819

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007

	Korean Won (In millions)
	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
Beginning of January 1, 2007	(Won)	3,207,839	(Won)	14,518,843	(Won)	(796,980)	(Won)	38,892	(Won)	25,993,431	(Won)	42,962,024
Exercise of conversion right		—		(9,903)		—		—		—		(9,903)
Treasury stock exchange of exchangeable bond				12,876		—		—		—		12,876
Changes in treasury stock		—		—		55,155		—		—		55,156
Gain on disposal of treasury stock		—		9,873		—		—		—		9,873
Loss on valuation of available-for-sale securities, net		—		—		—		(3,668)		—		(3,668)
Equity gain of affiliates		—		—		—		64,444		—		64,444
Equity loss of affiliates		—		—		—		54,604		—		54,604
Directly charged tax effect		—		(18,678)		—		(31,729)		—		(50,407)
Net income		—		—		—		—		1,556,815		1,556,815
Dividends declared		—		—		—		—		(621,082)		(621,082)

Balance at December 31, 2007	(Won)	3,207,839	(Won)	14,513,011	(Won)	(741,825)	(Won)	122,543	(Won)	26,929,164	(Won)	44,030,732

Translation into U.S. Dollars (In thousands) (Note 2)		$3,419,142		$15,468,995		$(790,689)		$130,615		$28,703,009		$46,931,072

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON- CONSOLIDATED STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

Years ended December 31, 2007 and 2006

Date of Appropriation for 2007: February 29, 2008

Date of Appropriation for 2006: March 26, 2007

	Korean Won				Translation into U.S. Dollars(Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	(Won)	—	$—
Change in retained earnings due to cumulative effect of accounting change		—		—	—
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes		680		—	—
Net income		2,070,543		1,556,815	1,659,364

Balance at end of year before appropriation		2,071,223		1,556,815	1,659,364

					—
Appropriation of retained earnings:					—
Legal reserve		—		—	—
Reserve for investment in social overhead capital		60,000		—	—
Reserve for research and human resource development		60,000		—	—
Reserve for business expansion		1,330,141		1,089,851	1,161,640
Dividends – 15% on par value at 750 Won per share in 2007 and 20% on par value at 1,000 Won per share in 2006		621,082		466,964	497,724

		2,071,223		1,556,815	1,659,364

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	(Won)	—	$—

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.	GENERAL

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2007, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government and foreign investors held 21.12%, 29.95% and 27.47%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy (MOCIE) on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In order to promote the internal competition, the Company organized SBU (Strategy Business Unit) on September 25, 2006 and had been operating it.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise·Associate Government Agency, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, and the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Public Enterprise & Associate Government Agency.

The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements.

The Company’s 2007 financial statements to be presented to the shareholders’ meeting were approved at the board of director meeting on February 11, 2008.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of the readers outside of the Republic of Korea and has been made at the rate of (Won)938.20 to US$1.00 at December 31, 2007, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted at that or any other rate.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity is not presented in the accompanying non-consolidated financial statements

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2007 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

The Company newly adopted SKAS No. 11-”Discontinuing Operations”, No. 21-”Preparation and Presentation of Financial Statements”, No. 22-”Share-based Payment”, No. 23-”Earning per Share”, No. 24-”Preparation and Presentation of Financial Statements (Financial Industry)” and No. 25-”Consolidation Financial Statements”, effective from January 1, 2007.

Pursuant to adoption of SKAS No. 21, statement of changes in shareholders’ equity was prepared only for the year ended December 31, 2007 in accordance with the transitional provision of the above SKAS. Also, certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current period’s presentation. This reclassification does not affect the net loss and net assets of the prior year.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings.

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives as follows:

Estimated useful lives (years)
Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets.

Major maintenance and repair expenditure that increases the value of assets or increase the estimated useful life of assets are recorded as an increase of the book value, while ordinary expenditure that maintains normal operating condition is recorded as expense incurred.

Tangible assets are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. If future economic benefits can be less than carrying amount and the present value of expected future cash flows is less than the carrying amount, the company considers recognition of an impairment loss. The amount of impairment loss is measured as the difference between the recoverable amount and the carrying amount.

Intangibles Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method (decline-balance method for other purchased computer software) over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

Estimated useful lives (years)
Software	5
Industrial right	10
Land right	10
Others	4~20

Due to a significant adverse change in the extent or manner its being used, or a significant decrease in the market price of intangibles asset, if it’s future economic benefits are less than its carrying amount significantly, and the sum of the undiscounted cash flows expected to result from its use and eventual disposition is less than its carrying amount, the company considers recognition of an impairment loss.

Investment Securities Other than those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas held-to-maturity and available-for-sale securities are classified as long-term investment securities, except for those whose maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

Valuation of Securities

Securities are recognized initially at cost (determined by the moving average method for equity securities and by the specific identification for debt securities), which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face vales (commonly referred to as “discounts” or “premiums” on debt securities) is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period.

Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss), until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of accumulated other comprehensive income (loss) is reflected in current operations. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to- maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is reclassified into available-for-sale security, the difference between the book value and fair value is reported in accumulated other comprehensive income. Whereas, in case available-for-sale security is reclassified into held-to-maturity securities, the difference is reported in accumulated other comprehensive income and amortized over the remaining term of the securities using the effective interest method.

Investment Securities Using the Equity Method

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and accumulated other comprehensive income in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and accumulated other comprehensive income.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated in their entirety.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is recognized as accumulated other comprehensive income.

Cash and Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Financial Instruments

Short-term financial instruments are instruments managed by financial institutions which are held for short-term cash management purposes, maturing within one year, including time deposits, installment savings deposits. Long-term financial instruments are financial instruments not included in current assets.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Convertible Bonds

When issuing convertible bonds, the values of the conversion rights are recognized separately. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employee’s severance benefits trusts where the employees have a vested interest in the deposit with the insurance company in trust. The deposit for severance benefits held in trusts is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated financial statements as a reduction of the retirement and severance benefit liability. However, due to the new regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

Reserve for Self-Insurance

In accordance with the Accounting Regulations for Public Enterprise Associate Government Agency, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)938.20 to US$1.00, the rate of exchange at December 31, 2007 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as accumulated other comprehensive income.

Derivatives

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of derivative instruments are recognized immediately in current operations.

Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect to the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. Revenue other than sale of electric power is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

Income Tax

Income tax on income or loss for the period consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

Prior Period Financial Statements’ Reclassification of Accounts

According to SKAS No.21-”Preparation and presentation of Financial Statements”, the Company restated financial statements as of December 31, 2006, which has no effect on the net assets, income before income tax and net income.

3.	PROPERTY, PLANT AND EQUIPMENT

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, as a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2007, as announced by the Ministry of Construction and Transportation, is as follows:

	Won (In millions)
Purpose	Book value		Declared value
Land - transmission and distribution sites and other	(Won)	3,432,623	(Won)	5,640,631

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2006 are as follows:

	Won (In millions)
			2006
	Book value as of January 1, 2006		Acquisitions		Disposals		Depreciation		Others		Book value as of December 31, 2006
Land	(Won)	3,359,398	(Won)	2,053	(Won)	(14,553)	(Won)	—	(Won)	46,240	(Won)	3,393,138
Buildings		1,936,420		83		(1,490)		(117,989)		109,692		1,926,716
Structures		22,372,354		12,604		—		(998,744)		1,977,316		23,363,530
Machinery		4,566,636		8,805		(3,309)		(857,942)		1,040,681		4,754,871
Vehicles		19,143		8,283		(53)		(12,293)		4,424		19,504
Ships		1,220		—		(6)		(345)		—		869
Others		54,294		15,020		(2)		(33,924)		21,460		56,848
Construction in-progress		2,118,540		3,610,546		—		—		(3,606,313)		2,122,773
Construction grants(*)		(3,640,966)		(796,994)		—		265,175		86,034		(4,086,751)

	(Won)	30,787,039	(Won)	2,860,400	(Won)	(19,413)	(Won)	(1,756,062)	(Won)	(320,466)	(Won)	31,551,498

(*)	In compliance with the Rules on Power Transmitting Facilities announced by MOCIE, the Company imposes construction costs and maintenance costs of power transmitting facilities to actual users, the Company’s six power generation subsidiaries. The Company recorded the amount to be received from the Company’s six power generation subsidiaries as long-term other accounts receivable.

Changes in property, plant and equipment for the year ended December 31, 2007 are as follows:

	Won (In millions)
	2007
	Book value as of January 1, 2007		Acquisitions		Disposals		Depreciation		Others		Book value As of December 31, 2007
Land	(Won)	3,393,138	(Won)	191	(Won)	(5,872)	(Won)	—	(Won)	45,166	(Won)	3,432,623
Buildings		1,926,716		—		(1,353)		(158,710)		142,710		1,909,363
Structures		23,363,530		135		—		(1,030,019)		1,939,312		24,272,958
Machinery		4,754,871		8,938		(674)		(928,392)		1,152,445		4,987,188
Vehicles		19,504		—		—		(11,815)		11,128		18,817
Ships		869		—		(5)		(268)		814		1,410
Others		56,848		219,223		(4)		(37,144)		18,518		257,441
Construction in-progress		2,122,773		4,002,272		—		—		(3,859,928)		2,265,117
Construction grants(*)		(4,086,751)		(1,042,175)		—		343,941		(1,341,791)		(6,126,776)

	(Won)	31,551,498	(Won)	3,188,584	(Won)	(7,908)	(Won)	(1,822,407)	(Won)	(1,891,626)	(Won)	31,018,141

(d)	Capitalized Interest

For the year ended December 31, 2006 and 2007, the amount of capitalized interest was (Won)74,579 million and (Won)71,998 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to (Won)135,479 million and (Won)(55,089) million, respectively, for the year ended December 31, 2006 and 2007, respectively.

The impact on the Company’s financial position as of and for the year ended December 31, 2007 if interest and other borrowing costs were expensed instead of being capitalized is as follows

	Won (In millions)
	Construction in-progress		Total assets		Interest expense		Income before income tax
Capitalized	(Won)	1,821,548	(Won)	65,642,591	(Won)	602,489	(Won)	1,897,739
Expensed		1,749,550		65,570,593		674,487		1,825,741

	(Won)	71,998	(Won)	(71,998)	(Won)	71,998	(Won)	71,998

4.	INTANGIBLE ASSETS

Changes in intangible assets for the year ended December 31, 2006 are as follows:

	Won (In millions)
	2006
	Book value as of January 1, 2006		Acquisitions		Amortization		Others		Book value as of December 31, 2006
Computer software	(Won)	167,879	(Won)	—	(Won)	(67,514)	(Won)	26,808	(Won)	127,173
Others		67,161		33,366		(2,157)		(11,402)		86,968

	(Won)	235,040	(Won)	33,366	(Won)	(69,671)	(Won)	15,406	(Won)	214,141

Changes in intangible assets for the year ended December 31, 2007 are as follows:

	Won (In millions)
	2007
	Book value as of January 1, 2007		Acquisitions		Amortization		Others		Book value as of December 31, 2007
Computer software	(Won)	127,173	(Won)	141	(Won)	(57,101)	(Won)	59,380	(Won)	129,593
Others		86,968		33,631		(12,251)		(29,646)		78,702

	(Won)	214,141	(Won)	33,772	(Won)	(69,352)	(Won)	29,734	(Won)	208,295

In addition, the Company expensed research and development costs amounting to (Won)185,087 million and (Won)216,051 million for the year ended December 31, 2006 and 2007, respectively.

5.	INSURED ASSETS

Insured assets as of December 31, 2007 are as follows (Won in millions):

Insured assets	Insurance type	Insured value	Insurer
Buildings and machinery	Fire insurance	(Won)662,456	Samsung Insurance Co., Ltd. and others
Buildings	General insurance	173,577	Hanwha Non-life Insurance Co., Ltd. and others
Construction in-progress	Construction insurance	32,688	Daehan Fire & Marine Insurance Co., Ltd. and others

		(Won)868,721

In addition, as of December 31, 2007, the Company carries marine cargo insurance for inventories, damage insurance for its light water nuclear reactor construction in North Korea, general group insurance for vehicles and others.

6.	INVESTMENT SECURITIES OTHER THAN THOSE UNDER THE EQUITY METHOD

(a)	Investment securities other than those under the equity method as of December 31, 2006 are summarized as follows:

	Won (In millions)
	2006
	Ownership (%)	Acquisition cost		Unrealized holding gains		Fair value		Book value
Available-for-sale:
Equity securities:

Energy Savings Investment Cooperatives (*2)	25.0~48.5	(Won)	5,000	(Won)	—	(Won)	—	(Won)	5,000
Korea Power Exchange (*2, *3)	50.0		63,920		—		—		63,920
Hwan Young Steel Co., Ltd. (*4)	0.1		1,091		—		—		96
Equity securities in treasury stock fund (*5)	—		11,713		3,668		15,381		15,381
KNOC Nigerian East Oil Co., Ltd. (*6)	15.0		12		—		—		12
KNOC Nigerian West Oil Co., Ltd. (*6)	15.0		12		—		—		12
Dolphin Property Ltd. (*6)	15.0		12		—		—		12
Others	5.6~10.0		6,200		—		—		6,201

			87,960		3,668		15,381		90,634

	Won (In millions)
	2006
	Ownership (%)	Acquisition cost		Unrealized holding gains		Fair value		Book value
Held-to-maturity:
Government bonds			23		—		23		23

Total		(Won)	87,983	(Won)	3,668	(Won)	15,404	(Won)	90,657

(b)	Investment securities other than those under the equity method as of December 31, 2007 are summarized as follows:

	Won (In millions)
	2007
	Ownership (%)	Acquisition cost		Unrealized holding gains		Fair value(*1)		Book value
Available-for-sale:
Equity securities:

Energy Savings Investment Cooperatives (*2)	48.0	(Won)	2,400	(Won)	—	(Won)	—	(Won)	2,400
Korea Power Exchange (*2, *3)	50.0		63,920		—				63,920
Hwan Young Steel Co., Ltd. (*4)	0.1		1,091		—				96
KNOC Nigerian East Oil Co., Ltd. (*6)	15.0		12		—				12
KNOC Nigerian West Oil Co., Ltd. (*6)	15.0		12		—				12
Dolphin Property Ltd. (*6)	15.0		12		—				12
KEPCO Australia Pty Ltd. (*2)	100.0		6,877		—				6,877
KEPCO Canada Energy Ltd.	12.5		823		—				823
KEPCO Nigeria Ltd. (*2)	100.0		76		—				76
Others	0.6~10.0		6,287		—		—		6,424

			81,510		—		—		80,652

Held-to-maturity:
Government bonds			23		—		23		23

Total		(Won)	81,533	(Won)	—	(Won)	23	(Won)	80,675

(*1)	These available-for-sales non-marketable equity securities are stated at cost due to the lack of information to determining fair value.
(*2)	As described in Note 2, investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8 if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under certain regulations as a government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant influence and thus recorded the investment within available-for-sale securities at cost.
(*4)

The recoverable amount of the investment in Hwan Young Steel Co., Ltd. was considered to be less than the carrying amount and an impaired loss of \1,244 million was recognized before prior year. Additionally, there was a reduction in capital stock of Hwan Young Steel Co., Ltd. for which the Company received cash in the amount of \23 million in prior year.

(*5)	In order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December 1992. As of December 31, 2006 gains on the valuation of the Fund is recorded in capital adjustments, amounted to \2,659 million, net of tax. In 2007 the Company disposed all of the Fund and recorded the amount of \13,021 million as gains on disposition of investments.
(*6)	The Company invested in oversees oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd.

7.	INVESTMENT SECURITIES USING THE EQUITY METHOD

(a)	Investment securities in affiliated companies accounted for using the equity method as of December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006
Affiliate	Ownership (%)	Acquisition cost		Proportionate Net asset value		Book value
Listed:
Korea Gas Corporation (*1, *2)	24.5	(Won)	94,500	(Won)	860,213	(Won)	860,213

Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799		13,250,521		13,251,529
Korea South-East Power Co., Ltd.	100.0		1,232,004		2,033,526		2,034,810
Korea Midland Power Co., Ltd.	100.0		1,325,891		2,424,516		2,425,990
Korea Western Power Co., Ltd.	100.0		1,442,638		2,301,747		2,303,488

Korea Southern Power Co., Ltd.	100.0		1,797,378		2,390,139		2,392,156

Korea East-West Power Co., Ltd.	100.0		2,322,905		2,567,155		2,568,814

Korea Power Engineering Co., Ltd. (*1)	97.9		4,991		204,903		41,114
KEPCO KPS (formerly Korea Plant Service) (*1)	100.0		6,000		340,459		304,587
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757		190,457		167,849
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987		48,238		48,238
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000		175,357		143,321
Powercomm Corporation (*1)	43.1		323,470		382,036		382,036
Korea District Heating Co. (*1)	26.1		5,660		184,074		184,074
KEPCO International Hong Kong Ltd. (*1, *3)	100.0		15,102		242,060		242,060
KEPCO International Philippines Inc. (*1, *3)	100.0		104,832		159,809		159,809
KEPCO China International Ltd. (*1, *4)	100.0		18,852		15,504		15,504
KEPCO Gansu International Ltd. (*1, *5)	100.0		7,145		5,820		5,820
KEPCO Philippines Holdings Inc. (*1, *6)	100.0		202		2,634		2,634
KEPCO Asia International Ltd. (*1)	58.0		864		815		815
KEPCO Lebanon SARL (*1)	100.0		292		658		658
KEPCO Neimenggu International Ltd. (*1, *7)	100.0		18,095		18,062		18,062

		(Won)	18,247,364	(Won)	27,798,703	(Won)	27,553,581

	Won (In millions)
	2007
Affiliate	Ownership (%)	Acquisition cost		Proportionate Net asset value		Book value
Listed:

Korea Gas Corporation (*1, *2)	24.5	(Won)	94,500	(Won)	938,136	(Won)	938,136
KEPCO KPS (formerly Korea Plant Service) (*1, *2, *9)	80.0		4,800		298,499		286,767
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799		13,645,050		13,650,396
Korea South-East Power Co., Ltd.	100.0		1,232,004		2,089,672		2,096,559
Korea Midland Power Co., Ltd.	100.0		1,325,891		2,572,152		2,574,532
Korea Western Power Co., Ltd.	100.0		1,442,638		2,426,218		2,429,546
Korea Southern Power Co., Ltd.	100.0		1,797,378		2,555,950		2,559,675
Korea East-West Power Co., Ltd.	100.0		2,322,905		2,585,443		2,590,231
Korea Power Engineering Co., Ltd. (*1)	97.9		4,991		218,483		26,895
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757		202,665		179,435
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987		29,379		29,379
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000		193,904		169,185
Powercomm Corporation (*1)	43.1		323,470		393,043		393,043
Korea District Heating Co. (*1)	26.1		5,660		187,502		187,502
KEPCO International Hong Kong Ltd. (*1, *3)	100.0		15,102		261,455		261,455
KEPCO International Philippines Inc. (*1, *3)	100.0		104,832		162,243		162,243
KEPCO China International Ltd. (*1, *4)	100.0		18,852		9,317		9,317
KEPCO Gansu International Ltd. (*1, *5)	100.0		7,168		7,552		7,552
KEPCO Philippines Holdings Inc. (*1, *6)	100.0		202		5,104		5,104
KEPCO Asia International Ltd. (*1)	58.0		1,122		1,079		1,079
KEPCO Lebanon SARL (*1)	100.0		292		1,547		1,547
KEPCO Neimenggu International Ltd. (*1, *7)	100.0		60,950		64,160		64,160
KEPCO Shanxi International Ltd. (*1, *8)	100.0		253,039		244,392		244,392
KEPCO Energy Resource Nigeria Ltd. (*1, *8)	30.0		7,824		7,625		7,625

		(Won)	18,550,163	(Won)	29,100,570	(Won)	28,875,755

(*1)	The Company used unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.
(*2)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation and KEPCO KPS as of December 31, 2007 was (Won)1,224,720 million, (Won)778,680 million in 2006, and 232,560 million.
(*3)	As KEPCO International Hong Kong Ltd. owns 100.0% of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. owns 51.0% of KEPCO Ilijan Corporation (“KEILCO”). The Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., including the changes in the net equity of KEPHILCO and KEILCO.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the agreement period, the power plant complex will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

(*4)	As KEPCO China International Ltd. owns 77.0% of the shares of Jiaosuo KEPCO Power Co., Ltd., the Company accounts for the equity income from KEPCO China International Ltd. including the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.
(*5)	As KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., the Company accounts for the equity income from KEPCO Gansu International Ltd. including the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.
(*6)	As KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation, the Company accounts for the equity income from KEPCO Philippines Holdings Inc. including the changes in the net equity of Salcon Power Corporation.
(*7)	As KEPCO Neimenggu International Ltd. owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd., the Company accounts for the equity income from KEPCO Neimenggu International Ltd. including the changes in the net equity of Datang Chifeng Renewable Co., Ltd.
(*8)	In 2007, the Company acquired the shares of KEPCO Shanxi International Ltd. to cooperate for the construction and operation of facilities, which are used for electric power generation and a coal mine in Shanxi province, China. Additionally, the Company acquired the shares of KEPCO Energy Resource Nigeria Limited. to cooperate for the new business of Egbin power plant boiler restoration in Nigeria.
(*9)	In 2007, the Company disposed 20.0% of the shares of Korea Plant Service, and recorded the amount of (Won)59,143 million (including tax effect (Won)16,264 million), as unrealized equity gain of affiliates in accumulated other comprehensive income account (Note 16).

(b)	The Company eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the year ended December 31, 2006 and 2007 were as follows:

	Won (In millions)
	2006
Affiliate	Property, plant and equipment		Intangible assets		Trade receivables		Allowance for doubtful accounts		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	(Won)	—	(Won)	—	(Won)	2,897	(Won)	1,008
Korea South-East Power Co., Ltd.		—		—		—		1,284		1,284
Korea Midland Power Co., Ltd.		—		—		—		1,474		1,474
Korea Western Power Co., Ltd.		—		—		—		1,741		1,741
Korea Southern Power Co., Ltd.		—		—		—		2,017		2,017
Korea East-West Power Co., Ltd.		—		—		—		1,659		1,659
Korea Power Engineering Co., Ltd.		(163,789)		—		—		—		(163,789)
KEPCO KPS (form		—		—		(36,596)		724		(35,872)
KEPCO Nuclear Fuel Co., Ltd.		(22,609)		—		—		1		(22,608)
Korea Electric Power Data Network Co., Ltd.		(13,827)		(18,463)				254		(32,036)

	(Won)	(202,114)	(Won)	(18,463)	(Won)	(36,596)	(Won)	12,051	(Won)	(245,122)

	Won (In millions)
	2007
Affiliate	Property, plant and equipment		Intangible assets		Trade receivables		Allowance for doubtful accounts		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	(Won)	—	(Won)	—	(Won)	7,236	(Won)	5,347
Korea South-East Power Co., Ltd.		—		—		—		6,887		6,887
Korea Midland Power Co., Ltd.		—		—		—		2,381		2,381
Korea Western Power Co., Ltd.		—		—		—		3,328		3,328
Korea Southern Power Co., Ltd.		—		—		—		3,724		3,724
Korea East-West Power Co., Ltd.		—		—		—		4,787		4,787
Korea Power Engineering Co., Ltd.		(191,602)		—		—		14		(191,588)
KEPCO KPS (formerly Korea Plant Service)		—		—		(12,199)		466		(11,733)
KEPCO Nuclear Fuel Co., Ltd.		(23,232)		—		—		2		(23,230)
Korea Electric Power Data Network Co., Ltd.		(13,324)		(11,670)		—		275		(24,719)

	(Won)	(230,047)	(Won)	(11,670)	(Won)	(12,199)	(Won)	29,100	(Won)	(224,816)

(c)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2006 and 2007 were as follows:

	Won (In millions)
	2006
Affiliate	Book value as of January 1, 2006		Equity income (loss)		Other comprehensive income		Others (*)		Book value as of December 31, 2006
Korea Gas Corporation	(Won)	819,100	(Won)	60,356	(Won)	4,949	(Won)	(24,192)	(Won)	860,213
Korea Hydro & Nuclear Power Co., Ltd.		12,956,002		772,949		6,429		(483,851)		13,251,529
Korea South-East Power Co., Ltd.		1,985,715		77,470		5,893		(34,268)		2,034,810
Korea Midland Power Co., Ltd.		2,332,511		168,109		(7,026)		(67,604)		2,425,990
Korea Western Power Co., Ltd.		2,199,988		159,509		1,015		(57,024)		2,303,488
Korea Southern Power Co., Ltd.		2,220,258		207,387		299		(35,788)		2,392,156
Korea East-West Power Co., Ltd.		2,572,239		45,489		(13,563)		(35,351)		2,568,814
Korea Power Engineering Co., Inc.		55,602		(12,471)		—		(2,017)		41,114
KEPCO KPS (formerly Korea Plant Service)		285,715		34,272		—		(15,400)		304,587
KEPCO Nuclear Fuel Co., Ltd.		158,105		11,132		—		(1,388)		167,849
Korea Electric Power Industrial Development, Ltd.		24,525		29,103		—		(5,390)		48,238
Korea Electric Power Data Network Co., Ltd.		120,121		25,218		(140)		(1,878)		143,321
LG Powercomm		407,666		(24,991)		8		(647)		382,036
Korea District Heating Co.		176,173		7,257		985		(341)		184,074
KEPCO International Hong Kong Ltd.		220,183		6,086		15,791		—		242,060
KEPCO International Philippines Inc.		156,814		21,297		(12,951)		(5,351)		159,809
KEPCO China International Ltd.		9,786		(1,528)		(555)		7,801		15,504
KEPCO Gansu International Ltd.		2,733		(7)		(1,318)		4,412		5,820
KEPCO Philippines Holdings Inc.		202		2,394		38		—		2,634
KEPCO Aisa International Ltd.		—		(17)		(32)		864		815
KEPCO Lebanon SARL		—		390		(24)		292		658
KEPCO Neimenggu International Ltd.		—		(10)		(23)		18,095		18,062

	(Won)	26,703,438	(Won)	1,589,394	(Won)	(225)	(Won)	(739,026)	(Won)	27,553,581

	Won (In millions)
	2007
Affiliate	Book value as of January 1, 2007		Equity income (loss)		Other comprehensive income		Others ( *)		Book value as of December 31, 2007
Korea Gas Corporation	(Won)	860,213	(Won)	90,741	(Won)	7,972	(Won)	(20,790)	(Won)	938,136

KEPCO KPS (formerly Korea Plant Service)		304,587		72,041		—		(89,861)		286,767
Korea Hydro & Nuclear Power Co., Ltd.		13,251,529		788,799		—		(389,932)		13,650,396
Korea South-East Power Co., Ltd.		2,034,810		89,032		(1,066)		(26,217)		2,096,559
Korea Midland Power Co., Ltd.		2,425,990		193,480		8,870		(53,808)		2,574,532
Korea Western Power Co., Ltd.		2,303,488		176,366		943		(51,251)		2,429,546
Korea Southern Power Co., Ltd.		2,392,156		228,106		5,866		(66,453)		2,559,675
Korea East-West Power Co., Ltd.		2,568,814		36,920		2,080		(17,583)		2,590,231
Korea Power Engineering Co., Inc.		41,114		(10,514)		—		(3,705)		26,895
KEPCO Nuclear Fuel Co., Ltd.		167,849		13,899		—		(2,313)		179,435
Korea Electric Power Industrial Development, Ltd.		48,238		6,142		(11)		(24,990)		29,379
Korea Electric Power Data Network Co., Ltd.		143,321		28,012		51		(2,199)		169,185
LG Powercomm		382,036		11,007		—		—		393,043
Korea District Heating Co.		184,074		4,839		(992)		(419)		187,502
KEPCO International Hong Kong Ltd.		242,060		17,185		32,282		(30,072)		261,455
KEPCO International Philippines Inc.		159,809		27,666		1,837		(27,069)		162,243
KEPCO China International Ltd.		15,504		(6,920)		733		—		9,317
KEPCO Gansu International Ltd.		5,820		(29)		1,738		23		7,552
KEPCO Philippines Holdings Inc.		2,634		(552)		4,029		(1,007)		5,104
KEPCO Aisa International Ltd.		815		(2)		7		259		1,079
KEPCO Lebanon SARL		658		877		12		—		1,547
KEPCO Neimenggu International Ltd.		18,062		1,032		2,211		42,855		64,160
KEPCO Shanxi International Ltd.		—		(1,301)		(7,346)		253,039		244,392
KEPCO Energy Resource Nigeria Ltd.		—		(887)		688		7,824		7,625

	(Won)	27,553,581	(Won)	1,765,939	(Won)	59,904	(Won)	(503,669)	(Won)	28,875,755

(*)	Others represent dividends from the affiliates, additions to the investments and disposal of the investments.

(d)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the year ended December 31, 2007 are as follows:

	Won (In millions)
Affiliate	Total assets		Total Liabilities		Sales		Net income (loss)
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	23,470,417	(Won)	9,825,367	(Won)	5,508,342	(Won)	784,461
Korea South-East Power Co., Ltd.		4,993,029		2,903,356		2,230,287		83,429
Korea Midland Power Co., Ltd.		4,277,797		1,705,645		2,826,668		192,574
Korea Western Power Co., Ltd.		3,885,134		1,458,915		3,069,137		174,779
Korea Southern Power Co., Ltd.		4,129,754		1,573,803		3,727,257		226,398
Korea East-West Power Co., Ltd.		4,734,751		2,149,308		2,892,228		33,828
Korea Power Engineering Co., Inc.		366,016		142,937		308,833		17,649
KEPCO KPS (formerly Korea Plant Service)		497,020		123,896		681,395		63,765
KEPCO Nuclear Fuel Co., Ltd.		309,141		98,812		110,891		18,018
Korea Electric Power Industrial Development, Ltd.		118,587		58,492		202,717		12,732
Korea Electric Power Data Network Co., Ltd.		316,578		122,674		371,634		20,695
LG Powercomm		1,663,383		752,070		1,109,618		25,522
Korea Gas Corporation		12,576,842		8,740,682		14,264,791		364,050
Korea District Heating Co.		1,998,662		1,279,503		686,212		14,964
KEPCO International Hong Kong Ltd.		261,548		93		18,387		17,186
KEPCO International Philippines Inc.		162,429		187		25,313		27,666
KEPCO China International Ltd.		10,417		1,101		—		(6,920)
KEPCO Gansu International Ltd.		7,557		6		—		(30)
KEPCO Philippines Holdings Inc.		52,644		26,678		1,724		(552)
KEPCO Asia International Ltd.		1,814		—		—		(4)
KEPCO Lebanon SARL		8,629		7,081		11,231		903
KEPCO Neimenggu International Ltd.		64,174		14		—		1,032
KEPCO Shanxi International Ltd.		413,268		168,876		—		(1,301)
KEPCO Energy Resource Nigeria Ltd.		28,600		3,183		—		(2,957)

8.	LOANS TO EMPLOYEES

The Company has provided housing and tuition loans to employees as of December 31, 2006 and 2007 as follows:

	Won (In millions)
	2006		2007
Current portion of long-term loans (Note 13)	(Won)	13,921	(Won)	13,039
Long-term loans		195,413		212,199

	(Won)	209,334	(Won)	225,238

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Deposits	(Won)	73,323	(Won)	75,128
Transfered equipments from KEDO		94,088		93,971
Others		94,742		95,274

	(Won)	262,153	(Won)	264,373

10.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Cash on hand	(Won)	1,497	(Won)	1,624
Passbook accounts (*)		127,728		187,722

	(Won)	129,225	(Won)	189,346

(*)	Passbook accounts restricted in use for expenditures for certain business purposes are (Won)75,514 million and (Won)75,023 million as of December 31, 2006 and 2007, respectively.

11.	SHORT-TERM FINANCIAL INSTRUMENTS

Short-term financial instruments as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Repurchase agreements	(Won)	25,000	(Won)	—

12.	INVENTORIES

Inventories as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Raw materials	(Won)	5,817	(Won)	5,226
Supplies		169,799		217,215
Other		2,483		2,994

	(Won)	178,099	(Won)	225,435

13.	OTHER CURRENT ASSETS

Other current assets as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Current portion of long-term loans	(Won)	13,921	(Won)	13,718
Accrued income		9,630		6,693
Advanced payments		2,435		2,339
Prepaid expenses		6,255		4,639
Prepaid income taxes		—		19,232
Other current assets		59,443		59,480

	(Won)	91,684	(Won)	106,101

14.	COMMON STOCK AND SURPLUS

(a)	Common Stock

The Company has authorized 1,200,000,000 shares of (Won)5,000 par value, of which 641,567,712 shares are issued and outstanding as of December 31, 2007.

(b)	Capital Surplus

Capital surplus as of December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006		2007
Paid-in capital in excess of par value	(Won)	835,139	(Won)	835,139
Reserves for asset revaluation		12,552,973		12,552,973
Others		1,130,731		1,124,899

	(Won)	14,518,843	(Won)	14,513,011

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

15.	CAPITAL ADJUSTMENTS

The Company has treasury stock amounting to (Won)796,980 million (treasury stock 19,284,016 shares and treasury stock funds 1,201,950 shares) and (Won)741,825 million (18,948,627 shares) as of December 31, 2006 and 2007, respectively.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income as of December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006		2007
Gain on valuation of available-for-sale securities, net
	(Won)	2,659	(Won)	—
Unrealized equity gain of affiliates		139,710		186,432
Unrealized equity loss of affiliates		(103,477)		(63,889)

	(Won)	38,892	(Won)	122,543

17.	APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Involuntary:
Legal reserve	(Won)	1,603,919	(Won)	1,603,919
Voluntary:
Reserve for investment on social overhead capital		5,217,449		5,277,449
Reserve for research and human development		270,000		330,000
Reserve for business rationalization		31,900		31,900
Reserve for business expansion		16,588,939		17,919,081
Reserve for dividend equalization		210,000		210,000

		22,318,288		23,768,430
	(Won)	23,922,207	(Won)	25,372,349

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by the resolution of the shareholders.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rates for the purpose of stabilizing the Company’s stock price and credit rating.

18.	DIVIDENDS

Details of dividends for the years ended December 31, 2006 and 2007 were as follows:

	Won (millions)
	2006		2007
Outstanding shares of common stock		621,081,746		621,619,085
Par value per share in Won	(Won)	5,000	(Won)	5,000
Dividend rate		20.0%		15.0%
Dividend per share in Won		1,000		750

Dividend amount	(Won)	621,082	(Won)	466,964
Net income		2,070,543		1,556,815
Dividends as a percentage of net income		30.0%		30.0%

Dividends per share in Won	(Won)	1,000	(Won)	750
Price per share in Won		42,400		39,650
Dividend yield		2.4%		1.9%

19.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2006 and 2007 are as follows:

			Won (In millions)
Lender	Type	Annual interest rate (%)	2006		2007
Local currency:
Woori Bank and Others	CP	variable	(Won)	200,000	(Won)	290,000
SMBC	Loan	3M Libor + 0.436%		—		199,999

			(Won)	200,000	(Won)	489,999

The Company entered into short-term credit facilities with four banks including Woori Bank with total commitment up to (Won)1,530,000 million.

20.	LONG-TERM DEBT

Long-term borrowings as of December 31, 2006 and 2007 are as follows:

(a)	Long-term Borrowings

						Won (In millions)
Lender	Type	Maturity		Annual interest rate (%)		2006		2007
Local Currency:
Korea Development Bank	Industrial facility	2007~2012		5.04~6.28		(Won)	4,634,375	(Won)	4,652,500
Nong Hyup	Industrial facility	2011		5.01			150,000		121,875
Mizuho Corporate Bank	Industrial facility	2009		4.82~5.21			650,000		650,000
Korea Exchange Bank	Industrial facility	2010		5.57~5.81			—		300,000
Korea Resources Corporation	overseas business	2022		3.25			—		4,971
Others	Industrial facility	2007	~2042	0.5	~2		34,572		57,421

						(Won)	5,468,947	(Won)	5,786,767

Foreign Currency:
Korea National Oil Corporation	Oil production	2021	~2022	3 year treasury notes - 3.00			6,787		7,945

							5,475,734		5,794,712
Less: Current portion							(1,352,884)		(1,469,502)

Long-term borrowing, net						(Won)	4,122,850	(Won)	4,325,210

(b)	Debentures

			Won (In millions)
Type	Maturity	Annual interest rate (%)	2006		2007
Local currency (Electricity bonds)
	2007	4.11~4.31	(Won)	885,000	(Won)	—
	2008	3.43~5.29		1,810,000		1,950,000
	2009	3.61~5.4		1,150,000		1,310,000
	2010	4.14~6.57		490,000		1,440,000
	2011	4.98~5.08		140,000		140,000
	2012	4.77~6.7		—		910,000
	2013	4.90		120,000		120,000

				4,595,000		5,870,000

Foreign currency
	2007	0.51~7.05		1,125,948		—
	2008 (*)	2.00		58,880		59,425
	2010	3.31		305,560		345,315
	2013	7.75		325,360		328,370
	2026	6.00		65,486		66,091
	2027	6.75~7.00		296,930		295,267
	2034	5.13		278,880		281,460
	2096	8.28		173,899		174,295

				2,630,943		1,550,223

				7,225,943		7,420,223

Less: Current portion, net of discount of (Won)1,292 million in 2006 and (Won)1,448 million in 2007				(2,009,149)		(2,010,859)
Discount on debentures issued				(10,606)		(13,094)

Debentures, net			(Won)	5,201,990	(Won)	5,400,468

(*)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited for US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

-	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR)

-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

-	Early redemption: When certain conditions are met or after 3 years from the issuing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

Also, the Company is providing payment guarantees for the foreign currency debentures issued by KEPCO Cayman Company Limited. The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

The Company received early redemption claim of US$191.96 million (76.78% of issuance amount), on November 27, 2006 and the Company paid US$197.22 million based on the guaranteed return of 2.88% (102.74% of issuance amount).

(c)	Exchangeable Bonds

		Won (In millions)
Description	Annual interest rate (%)	2006		2007
Overseas exchangeable bonds (*1)	0.00	(Won)	10,642	(Won)	1,343
Overseas exchangeable bonds (*2)	0.00		485,682		485,682
Overseas exchangeable bonds (*2)	0.00		555,114		555,114

			1,051,438		1,042,139

Less: Current portion, net of premium of nil million in 2006 and (Won)18 in 2007 and net of conversion right adjustment of nil million in 2006 and (Won)38 in 2007			(1,323)		—

Plus: Premium on debentures issued			314
Less: Discount on debentures issued			(80,822)		(65,601)
Conversion right adjustment			(64,931)		(51,928)

Exchangeable bonds, net		(Won)	905,999	(Won)	923,305

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY 25,935,061,000. The details of the bonds were as follows:

-	Maturity date: November 4, 2008

-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (DR).

-	Exchange price: W30,000 per share

-	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

During 2005, the bondholders converted JPY14,438,543,500 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, exchangeable bonds of JPY10,501,022,500 were converted into 745,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock). During the first half of 2007, exchangeable bonds of JPY869,850,000 were converted into 335,389 shares of common stock As of December 31, 2007, the remaining number of common stock to be converted is 48,445 shares if the conversion right is exercised.

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main issuing terms of the bonds are as follows.

-	Maturity date: November 23, 2011

-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: (Won)51,000 per share

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

(d)	Foreign currency debts as of December 31, 2006 and 2007 are as follows:

	2006				2007
	Foreign currency (In thousands)		Won equivalent (In millions)		Foreign currency (In thousands)		Won equivalent (In millions)
Short-term borrowings		—		—	JPY	24,000,000	(Won)	199,999

Long-term borrowings	US$	7,301	(Won)	6,787	US$	8,469		7,945

Debentures	US$	2,285,270		2,124,387	US$	1,284,277		1,204,908
	JPY	20,000,000		156,366	JPY	—		—
	EUR	250,000		305,560	EUR	250,000		345,315
	GBP	24,467		44,630	GBP	—		—

				2,630,943				1,550,223

Exchangeable bonds	JPY	62,340,623		496,324	JPY	61,470,773		487,025
	EUR	463,321		555,114	EUR	463,321		555,114

				1,051,438				1,042,139

			(Won)	3,689,168			(Won)	2,800,306

(e)	Aggregate maturities of the Company’s long-term debt as of December 31, 2007 are as follows:

	Won (In millions)
Period ended December 31	Local currency borrowings		Foreign currency borrowings		Electricity bonds		Foreign debentures		Exchangeable bonds		Total
2008	(Won)	1,469,502		—	(Won)	1,950,000	(Won)	60,597	(Won)	1,343	(Won)	3,481,442
2009		2,140,725		—		1,310,000		1,118		1,040,796		4,492,639
2010		1,328,303		—		1,440,000		346,359		—		3,114,662
2011		633,082		—		140,000		953		—		774,035
2012		164,583		—		910,000		835		—		1,075,418
Thereafter		50,572		7,946		120,000		1,140,361		—		1,318,879

	(Won)	5,786,767	(Won)	7,946	(Won)	5,870,000	(Won)	1,550,223	(Won)	1,042,139	(Won)	14,257,075

21.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Major assets and liabilities, except mentioned in Note 19(d), denominated in foreign currencies as of December 31, 2006 and 2007 are as follows:

	2006				2007
	Foreign currency (In thousands)		Won equivalent (In millions)		Foreign currency (In thousands)		Won equivalent (In millions)
Cash and cash equivalents	US$	625	(Won)	581	US$	498	(Won)	467
Trade receivables	US$	1,607		1,494	US$	1,751		1,643
Short-term Loans	US$	—		—	US$	705		661
Long-term other accounts receivables	US$	—		—	US$	1,174		1,100
Other non-current assets	US$	125		117	US$	213		200
	JPY	14,091		110	JPY	13,428		112
	EUR	20		25	EUR	22		30

			(Won)	2,327			(Won)	4,213

Other accounts payable	US$	83	(Won)	77	US$	482	(Won)	452

22.	RETIREMENT AND SEVERANCE BENEFITS

Changes in retirement and severance benefits for the year ended December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Estimated severance accrual at beginning of year	(Won)	549,415	(Won)	657,355
Provision for retirement and severance benefits		128,802		162,531
Payments		(20,862)		(29,770)

Estimated severance accrual at end of year		657,355		790,116
Less: Deposit for severance benefit insurance		(99,375)		(100,225)
Transfer to National Pension Fund		(93)		(91)

Net balance at end of year	(Won)	557,887	(Won)	689,800

The Company entered into severance benefit trust arrangements with Samsung Life Insurance Co., Ltd. and other insurance companies, for which the deposits account for 12.68% and 15.12% of the total retirement and severance benefits as of December 31, 2007 and 2006, respectively. Severance benefit insurance deposit payable to employees in trust at insurance companies amounting to (Won)100,225 million and (Won)99,375 million as of December 31, 2007 and 2006, respectively, are presented as a deduction from the accrual for retirement and severance benefits.

23.	OTHER PROVISIONS

(a)	Changes in reserve for self insurance for the year ended December 31, 2006 and 2007 are as follows.

	Won (In millions)
	2006		2007
Balance at beginning of year	(Won)	98,618	(Won)	103,942
Accretion of provisions		6,906		7,191
Payment of provisions		(1,582)		(1,860)
Balance at end of year	(Won)	103,942	(Won)	109,273

(b)	Changes in other provisions for the year ended December 31, 2006 and 2007 are as follows

	Won (In millions)
	2006
	Provision for Transformer		Provision for Litigation		Total
Balance at beginning of year	(Won)	—	(Won)	50,689	(Won)	50,689
Accretion of provisions		—		53,708		53,708
Payment		—		(1,337)		(1,337)
Return of provisions		—		(2,311)		(2,311)
Others		—		(50,108)		(50,108)

Balance at end of year	(Won)	—	(Won)	50,641	(Won)	50,641

	Won (In millions)
	2007
	Provision for Transformer(*)		Provision for Litigation		Total
Balance at beginning of year	(Won)	—	(Won)	50,641	(Won)	50,641
Accretion of provisions		21,938		11,516		33,454
Liability incurred		200,547		—		200,547
Payment		—		(29,248)		(29,248)
Return of provisions		—		(1,321)		(2,311)
Others		—		(11,854)		(11,854)

Balance at end of year	(Won)	222,485	(Won)	19,734	(Won)	242,219

(*)	In accordance with Persistent Organic Pollutants Management Act, the Company incur a legal obligation associated with retirement of transformer, related to the expense of inspection and disposal. The Company capitalizes a corresponding amount as part of the book value of the related utility.

24.	OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Advances received	(Won)	106,624	(Won)	578
Withholdings		126,743		158,728
Unearned revenue		60,951		58,613
Accrued expenses		146,551		144,019
Dividends payable		3,075		2,595
Currency swaps		3,783		—
Others		224,124		241,145

	(Won)	671,851	(Won)	605,678

25.	DERIVATIVE INSTRUMENTS TRANSACTIONS

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term debentures. However, the Company does not apply hedge accounting and these contracts are recorded at the fair value with subsequent changes in fair value recorded in current income.

(a)	Interest swap contracts as of December 31, 2007 are as follows:

	Notional amount in millions (Won)		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Korea Exchange Bank	(Won)	50,000	5.19%	5.57% (3M CD+0.22%)	2007~2010
Korea Exchange Bank	(Won)	50,000	5.42%	5.81% (3M CD+0.21%)	2007~2010
Korea Exchange Bank	(Won)	100,000	5.42%	5.58% (3M CD+0.22%)	2007~2010
Korea Exchange Bank	(Won)	100,000	5.54%	5.62% (3M CD+0.27%)	2007~2010

(b)	Valuation and transaction gains and losses on swap contracts recorded as other income or expense for the year ended December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006		2007
Valuation
Currency swaps:
Gains	(Won)	4,324	(Won)	—
Losses		(31,727)		—
Currency forwards:
Gains		64		—
Losses		(322)		—
Interest rate swaps:
Gains		1,196		2,594

	(Won)	(26,465)	(Won)	2,594

Transaction
Derivatives:
Gains	(Won)	3,905	(Won)	22,892
Losses		(12,652)		(13,301)

	(Won)	(8,747)	(Won)	9,591

(c)	Interest rate swap contracts and currency swap contracts expired during 2007 were as follows:

Interest rate swap	Notional amount in thousands		Contract interest rate per annum
			Pay (%)			Receive (%)			Term
Deutsche Bank (formerly, Bankers Trust Co.)	US$	100,000	Max[6.074-Libor,0]				Max[Libor-6.074,0]		1998~2007
Deutsche Bank (formerly Bankers Trust Co.)	US$	100,000	Max[Libor-6.074,0]				Max[6.074-Libor,0]		1998~2007

Currency swap	Contract year		Settlement year	Contract amounts in millions				Contract interest rate per annum (%)
				Pay		Receive		Pay	Receive
JPMorgan Chase Bank & Deutsche Bank		2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London		2002	2007	JPY	30,400	US$	250	1.04	3M Libor + 0.75

26.	POWER, TRANSMISSION AND DISTRIBUTION COSTS

Power, transmission and distribution costs for the year ended December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006		2007
Material expenses:
Oil	(Won)	34,659	(Won)	35,734

Labor expenses:
Salaries		676,207		829,573
Severance and retirement benefits		74,764		105,092

		750,971		934,665

Overhead expenses:
Employee benefits		92,090		83,425
Rent		26,758		35,199
Depreciation		1,785,355		1,840,756
Maintenance		829,939		933,952
Commission and consultation fees		97,118		132,284
Development expense		149,102		180,328
Property, plant and equipment removal costs		234,257		304,617
Others		112,679		128,671

		3,327,298		3,639,232

	(Won)	4,112,928	(Won)	4,609,631

27.	SELLING AND ADMINISTRATIVE EXPENSES

Details of selling and administrative expenses for the year ended December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Labor	(Won)	427,260	(Won)	448,631
Employee benefits		72,590		53,240
Sales commission-others		411,535		412,696
Communication fees		27,771		29,565
Depreciation and amortization		31,380		42,246
Rent		13,634		13,265
Commission and consultation fees		48,283		65,023
Maintenance		27,173		12,461
Bad debt expense		18,854		21,813
Others		123,295		125,766

	(Won)	1,201,775	(Won)	1,224,706

28.	INCOME TAX

(a)	The components of income tax expense for the year ended December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Current income tax expenses	(Won)	469,468	(Won)	193,169
Changes in deferred income tax, adjustment		81,720		186,237
Income taxes recorded in capital		2,207		(38,482)

Income tax expense	(Won)	553,395	(Won)	340,924

(b)	The income tax calculated using statutory tax rates differs from the income tax in the income statement for the year ended December 31, 2006 and 2007 for the following reasons:

	Won (In millions)
	2006		2007
Income tax at statutory tax rates	(Won)	721,570	(Won)	521,865
Tax effects of permanent differences:
Dividend income (*)		(162,860)		(138,770)
Tax credit		(1,204)		(923)
Other, net		(4,111)		(41,248)

Income tax in the income statement	(Won)	553,395	(Won)	340,924

(*)    Under the Corporate Income Tax Act, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2006 and 2007 are presented below.

	Won (In millions)
	2006		2007
Deferred tax assets:
Loss on valuation of derivatives	(Won)	56,493	(Won)	—
Accrual for retirement and severance benefits		108,438		141,208
Deferred foreign exchange translation loss		8,099		7,340
Accounts payable - purchase of electricity		214,194		223,954
Other, net		232,859		312,158

		620,083		684,660

Deferred tax liabilities:
Gain on valuation of derivatives		(24,851)		(713)
Deferred foreign exchange translation gain		(19,200)		(17,189)
Reserve for social overhead capital investment		(71,564)		(49,197)
Reserve for research and human resource development		(57,347)		(39,963)
Equity income of affiliates		(2,547,692)		(2,809,485)
Other, net		(83,326)		(30,218)

		(2,803,980)		(2,946,765)

Net deferred tax liabilities	(Won)	(2,183,897)	(Won)	(2,262,105)

Current portion	(Won)	251,413	(Won)	251,762

Non-current portion	(Won)	(2,435,310)	(Won)	(2,513,867)

29.	EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2006 and 2007 are calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

	Won (In millions except share data)
	2006		2007
Net income	(Won)	2,070,543	(Won)	1,556,815
Weighted-average number of common shares outstanding		638,002,913		621,717,622

Basic earnings per share in Won	(Won)	3,245	(Won)	2,504

Diluted earnings per share for the year ended December 31, 2006 and 2007 are calculated by dividing net income available to common shareholders plus the effect of dilutive securities by the weighted-average number of shares of common and common equivalent shares.

	Won (In millions)
	2006		2007
Net income	(Won)	2,070,543	(Won)	1,556,815
Exchangeable bond interest		2,207		20,031

		2,072,750		1,576,846

Weighted-average number of common shares and diluted securities outstanding		657,286,214		640,665,533

Diluted earnings per share in Won	(Won)	3,153	(Won)	2,461

30.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

(a)	Transactions with related parties for the year ended December 31, 2006 and 2007 are as follows:

		Won (In millions)
Related party	Transaction	2006		2007
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	(Won)	132,246	(Won)	638,463
Korea South-East Power Co., Ltd.	”		40,091		626,897
Korea Midland Power Co., Ltd.	”		44,873		100,151
Korea Western Power Co., Ltd.	”		44,202		212,466
Korea Southern Power Co., Ltd.	”		20,657		153,930
Korea East-West Power Co., Ltd.	”		53,898		337,920
Others	”		109,636		81,525

		(Won)	445,603	(Won)	2,151,352

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	(Won)	5,555,450	(Won)	5,513,434
Korea South-East Power Co., Ltd. (*)	”		1,974,030		2,145,893
Korea Midland Power Co., Ltd. (*)	”		2,483,114		2,802,392
Korea Western Power Co., Ltd. (*)	”		2,417,181		3,097,047
Korea Southern Power Co., Ltd. (*)	”		3,306,306		3,729,775
Korea East-West Power Co., Ltd. (*)	”		2,512,554		2,867,866
Korea Power Engineering Co., Inc.	Designing of power plant and others		6,504		9,038
KEPCO KPS (formerly Korea Plant Service)	Utility plant maintenance		48,733		50,945
Korea Electric Power Data Network, Co., Ltd.	Maintenance of computer system		135,140		279,653
Others	Commissions for service and others		159,143		105,240

		(Won)	18,598,155	(Won)	20,601,283

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables arising from related parties transactions as of December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006
Related party	Trade receivables		Other receivables		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	6,623	(Won)	3,450	(Won)	10,073
Korea South-East Power Co., Ltd.		2,604		347		2,951
Korea Midland Power Co., Ltd.		2,256		429		2,685
Korea Western Power Co., Ltd.		4,021		113		4,134
Korea Southern Power Co., Ltd.		769		719		1,488
Korea East-West Power Co., Ltd.		1,983		1,600		3,583
Others		2,898		18,651		21,549

	(Won)	21,154	(Won)	25,309	(Won)	46,463

	Won (In millions)
	2007
Related party	Trade receivables		Other receivables		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	1,585	(Won)	401,053	(Won)	402,638
Korea South-East Power Co., Ltd.		2,793		549,284		552,077
Korea Midland Power Co., Ltd.		3,665		39,436		43,101
Korea Western Power Co., Ltd.		4,075		115,311		119,386
Korea Southern Power Co., Ltd.		424		117,760		118,184
Korea East-West Power Co., Ltd.		3,068		262,351		265,419
Others		33		12,641		12,674

	(Won)	15,643	(Won)	1,497,836	(Won)	1,513,479

(c)	Payables arising from related parties transactions as of December 31, 2006 and 2007 are as follows:

	Won (In millions)
	2006
Related party	Trade payables		Other payables		Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	386,812	(Won)	4,255	(Won)	391,067
Korea South-East Power Co., Ltd. (*)		172,858		1,472		174,330
Korea Midland Power Co., Ltd. (*)		199,032		2,009		201,041
Korea Western Power Co., Ltd. (*)		235,881		1,302		237,183
Korea Southern Power Co., Ltd. (*)		276,381		1,397		277,778
Korea East-West Power Co., Ltd. (*)		225,331		1,668		226,999
Korea Power Engineering Co., Inc.		—		—		—
KEPCO KPS (formerly Korea Plant Service)		—		3,386		3,386
Korea Electric Power Data Network, Co., Ltd.		—		49,142		49,142
Others		—		14,568		14,568

	(Won)	1,496,295	(Won)	79,199	(Won)	1,575,494

(*)    The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

	Won (In millions)
	2007
Related party	Trade payables		Other payables		Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	430,943	(Won)	3,281	(Won)	434,224
Korea South-East Power Co., Ltd. (*)		189,252		1,614		190,866
Korea Midland Power Co., Ltd. (*)		265,932		1,506		267,438
Korea Western Power Co., Ltd. (*)		276,850		3,519		280,369
Korea Southern Power Co., Ltd. (*)		349,161		1,349		350,510
Korea East-West Power Co., Ltd. (*)		293,689		1,301		294,990
Korea Power Engineering Co., Inc.		—		547		547
KEPCO KPS (formerly Korea Plant Service)		—		3,623		3,623
Korea Electric Power Data Network, Co., Ltd.		—		27,883		27,883
Others		5		8,258		8,263

	(Won)	1,805,832	(Won)	52,881	(Won)	1,858,713

(d)	As discussed in Note 17, as of December 31, 2006 and 2007, the balances of long-term borrowings from Korea Development Bank amounted to (Won)4,634,375 million and (Won)4,652,500 million, respectively, and the related interest expense amounted to (Won)232,715 million and (Won)250,752 million for the year ended December 31, 2006 and 2007, respectively.

(e)	The Company has provided guarantees for related companies as of December 31, 2007 as follows:

Type	Guaranteed company	US$ (In thousands)
Other (*)	KEPCO Ilijan Co.	US$ 72,000

(*)    KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.

(f)	The guarantees provided by related companies for the Company as of December 31, 2007 are as follows:

Type	Related party	Currency	USD (In thousands) Guaranteed amounts
Payment guarantee (*)	Korea Development Bank	US$	752,595

(*)    Korea Development Bank has provided a repayment guarantee for certain foreign currency debentures of the Company, which existed at the time of spin-off, and for the capital on performance of the power generation business of KEPCO Ilijan Corporation, but which had not been redeemed as of December 31, 2007.

(g)	The salaries and other compensations the Company has paid to the key members of management for the year ended December 31, 2007 were as follows:

	Won (In millions)
	2007
	Annual compensation		Average payment
Salaries	(Won)	2,027	(Won)	113
Retirement and severance benefits		140		18

31.	COMMITMENTS AND CONTINGENCIES

(a)	As of December 31, 2007, the Company is involved in 62 lawsuits as a plaintiff and 238 lawsuits as a defendant with claims amounting to (Won)38,834 million and (Won)270,790 million, respectively. As of December 31, 2007, the Company had recorded a liability related to the above claims amounting to (Won)478 million. The Company’s management believes that the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(b)	The Company entered into a subcontract arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with TA as other non-current assets amounting to \93,971 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to (Won)19,247 million.

At the same time the Company is in duty to report its disposal or reuse of the light water reactor equipment to negotiate with KEDO for the settlement of its occurring disposal profit. The Company’s management believe that it is not available to measure reasonably the occurring profit on disposal of the light water reactor equipment.

(c)	The Company entered into power purchase agreements with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements include minimum purchase requirements which the Company has historically exceeded. The power purchased under these agreements amounted to (Won)1,299,061 million and (Won)1,487,345 million for the year ended December 31, 2006 and 2007, respectively.

(d)	The payment guarantees provided by the bank as of December 31, 2007 were as follows:

Bank	Currency	Limit	KRW(In millions) USD,EUR(In thousand) Content
Korea Exchange Bank	USD	4,000	an import credit memorandum
	USD	72,000	performance guarantees related to the business of the Ilijan power generation plant
	USD	66,620	guarantees related to oversees oil development business
	EUR	88	Others
National Federation of Fisheries Cooperatives	KRW	18,764	an import credit memorandum
Standard Chartered First Bank Korea Limited.	USD	20,000	guarantees related to the operation of the Lebanon power generation plant
Korea Development Bank	USD	757,595	payment guarantees related to foreign currency debentures

(e)	The Company provides performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17,277 thousands to the Lebanon Electricity Agency.

(f)	As explained in note 6, the Company invested in oversees oil development industry with Korean Consortium owning 60% equity interest in the joint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and performance guarantees of US$35 million and other payment guarantees of US$7 million related to the construction of power generation plants and gas pipes to the Nigerian government.

32.	CASH FLOWS

Significant transactions not involving cash inflow and outflow for the year ended December 31, 2006 and 2007 are summarized as follows:

	Won (In millions)
	2006		2007
Conversion of exchangeable bonds	(Won)	108,265	(Won)	9,014

33.	SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for the computation of value added in 2006 and 2007 are as follows (Won in millions):

	Won (In millions)
	2006		2007
Salaries	(Won)	1,071,301	(Won)	1,242,494
Provision for severance indemnities		119,794		155,332
Employee benefits		166,139		137,749
Rent		40,601		48,648
Depreciation & amortization		1,816,735		1,883,003
Taxes and dues		44,865		65,342
Net Interest Expenses		542,629		588,135

34.	THE FOURTH QUARTER’S RESULTS OF OPERATIONS

	Won (In millions)
	4th, 2006		4th, 2007
Sales	(Won)	6,561,219	(Won)	7,239,616
Net loss		(27,520)		(647,172)
Loss per share		(42)		(1,039)

35.	COMPREHENSIVE STATEMENTS OF INCOME

	Won (In millions)
	2006		2007
Net income	(Won)	2,070,543	(Won)	1,556,815
Gain (loss) on valuation of available-for-sale securities Tax effect : 2006 - (225) 2007 - (1,009)		(592)		(2,659)
Unrealized equity gain of affiliates Tax effect : 2006 - 6,527 2007 - 17,722		17,207		46,722
Unrealized equity loss of affiliates Tax effect : 2006 - (6,589) 2007 - 15,016		(17,370)		39,588

Comprehensive income	(Won)	2,069,788	(Won)	1,640,466

Independent Accountant’s Review Report

on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Korea Electric Power Corporation:

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Korea Electric Power Corporation (the “Company”) as of December 31, 2007. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on our assessment of the IACS as of December 31, 2007, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2007, and we did not review its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

February 11, 2008

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of December, 31, 2007 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director Finance Team

Date: April 7, 2008